UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Solid Biosciences Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

83422E105
(CUSIP Number)

December 31, 2019
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gilad Hayeem

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,441,972
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%[1]
12.	TYPE OF REPORTING PERSON IN

[1]	The percentages reported in this Schedule 13G/A are based upon 45,987,571 shares of common stock outstanding as of November 1, 2019 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 12, 2019).

CUSIP No. 83422E105	13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DTMG Bermuda Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,441,972 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 83422E105	13G/A	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

Solid Biosciences Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 141 Portland Street, Fifth Floor, Cambridge, MA 02139

Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by Mr. Gilad Hayeem and DTMG Bermuda Limited (“DTMG”) with respect to shares of common stock of the above-named issuer owned by DTMG. Mr. Hayeem owns and controls DTMG.

Item 2(b)	Address of Principal Business Office c/o Hunton Andrews Kurth LLP, Attn: Eric Markus, 2200 Pennsylvania Avenue, NW, Washington, DC 20037.

Item 2(c)	Citizenship Mr. Hayeem is a citizen of the United Kingdom. DTMG is organized as a limited company under the laws of Bermuda.

Item 2(d)	Title of Class of Securities Common stock, $0.001 par value

Item 2(e)	CUSIP Number 83422E105

CUSIP No. 83422E105	13G/A	Page 5 of 8 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 83422E105	13G/A	Page 6 of 8 Pages

Item 4	Ownership

A.	Gilad Hayeem

(a)	Mr. Hayeem beneficially owns (indirectly) 4,441,972 shares of common stock.

(b)	The number of shares Mr. Hayeem beneficially owns (indirectly) constitutes 9.7% of the common stock outstanding.

(c)	Number of shares as to which such person has (indirectly):

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,441,972

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,441,972

B.	DTMG Bermuda Limited

(a)	DTMG beneficially owns 4,441,972 shares of common stock.

(b)	The number of shares DTMG beneficially owns constitutes 9.7% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,441,972

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,441,972

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

CUSIP No. 83422E105	13G/A	Page 7 of 8 Pages

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 83422E105	13G/A	Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2020.

GILAD HAYEEM		DTMG BERMUDA LIMITED

By:	/s/ Gilad Hayeem	By:	/s/ Gilad Hayeem
	Gilad Hayeem		Gilad Hayeem, Director